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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            PRISON REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

               Maryland                                      62-1763875
(State of incorporation or organization)                  (I.R.S. Employer
                                                       Identification Number)

       10 Burton Hills Boulevard
          Nashville, Tennessee                                  37215
(Address of principal executive offices)                      (Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [x]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [ ]

Securities Act registration statement file number to which the form relates:

                                                                 not applicable
                                                                 --------------
                                                                (if applicable)

Securities to be registered pursuant to Section 12(b) of Act:

                                                       Name of each exchange
           Title of each class                          on which each class
           to be so registered                          is to be registered
           -------------------                          -------------------

Series B Cumulative Convertible Preferred Stock       New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

SERIES B CONVERTIBLE PREFERRED STOCK.

        On August 31, 2000, the board of directors of Prison Realty Trust, Inc., a Maryland corporation ("Prison Realty"), declared a dividend of approximately $145.0 million payable on Friday, September 22, 2000 to Prison Realty's common stockholders of record as of Thursday, September 14, 2000 in connection with Prison Realty's election to be taxed and qualify as a real estate investment trust, or REIT, with respect to its 1999 taxable year. The dividend was subsequently paid on September 22, 2000 in an aggregate of approximately 5,927,805 shares of Prison Realty's Series B Cumulative Convertible Preferred Stock (the "Series B Convertible Preferred Stock"). The 1999 REIT dividend is intended to satisfy Prison Realty's remaining distribution requirements in connection with its election to be taxed and qualify as a REIT with respect to its 1999 taxable year.

        The terms of the Series B Convertible Preferred Stock were originally described in the Form 8-A filed by Prison Realty with the Securities and Exchange Commission (the "Commission") on September 8, 2000. A form of the Articles Supplementary to the Charter of Prison Realty governing the rights and preferences of the shares of Series B Convertible Preferred Stock was filed therewith as Exhibit 3.1.

        The following summarizes the material terms of the shares of Series B Convertible Preferred Stock issued to Prison Realty's common stockholders in satisfaction of Prison Realty's remaining 1999 REIT distribution requirements as set forth in the Articles Supplementary to the Charter of Prison Realty filed with the state of Maryland. These Articles Supplementary are included herewith as Exhibit 3.1 and are incorporated herein in their entirety (the "Series B Articles Supplementary"). The following information is not a complete description of the terms of the shares of Series B Convertible Preferred Stock and should be read together with the Series B Articles Supplementary.

RANK AND PREFERENCE. The Series B Articles Supplementary classify 12,000,000 shares of Prison Realty's preferred stock as Series B Convertible Preferred Stock with a fixed stated amount of $24.46 per share. The shares of Series B Convertible Preferred Stock will rank senior as to dividends and liquidation preference to all classes of Prison Realty's common stock. The Series B Convertible Preferred Stock will rank, as to dividends and liquidation preference, on a parity with all capital stock of Prison Realty the terms of which specifically provide that such capital stock ranks on a parity with the Series B Convertible Preferred Stock. The existing Series A Cumulative Preferred Stock of Prison Realty shall rank senior to the Series B Convertible Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution.

DIVIDENDS. Through September 30, 2003, Prison Realty will pay cumulative preferential dividends payable in additional shares of Series B Convertible Preferred Stock, payable for the period from issuance through December 31, 2000 and quarterly thereafter in arrears, on shares of the Series B Convertible Preferred Stock at a rate of 12% per annum of the stated amount. Following September 30, 2003, Prison Realty will pay cumulative preferential cash dividends, payable quarterly, on shares of the Series B Convertible Preferred Stock at a rate of 12% per annum of the stated amount. Dividends on the shares of Series B Convertible Preferred Stock will accrue whether or not such dividends are declared by Prison Realty and whether or not funds are legally available for payment of such dividends. Any dividend payment made on shares of Series B Convertible Preferred Stock shall first be credited against the current dividend and then against the earliest accrued but unpaid dividend.



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        For so long as any shares of Series B Convertible Preferred Stock are outstanding, all dividends declared and paid by Prison Realty upon shares of the Series B Convertible Preferred Stock or upon any shares of capital stock of Prison Realty ranking on a parity with the shares of Series B Convertible Preferred Stock shall be declared pro rata based upon the amount of unpaid and accrued dividends outstanding upon the shares of Series B Convertible Preferred Stock and upon such parity stock, if any. In addition, for so long as any shares of Series B Convertible Preferred Stock are outstanding, and until all accrued dividends on the shares of Series B Convertible Preferred Stock are declared and paid in full (or a sum sufficient for payment is set apart for payment):

- Prison Realty may not declare or pay, or set apart for payment, dividends on any shares of capital stock of Prison Realty ranking junior to the shares of Series B Convertible Preferred Stock (other than (i) dividends payable in shares of such junior stock and (ii) distribution of rights to purchase shares of common stock or preferred stock to common stockholders); and

- Prison Realty may not make any payment on account of, or set apart for payment, money for a sinking or similar fund for the purposes of the purchase, redemption or retirement of any shares of capital stock of Prison Realty ranking on a parity with, or junior to, the shares of Series B Convertible Preferred Stock, or of warrants, rights, calls or options exercisable or convertible into such shares of Prison Realty's capital stock (or cause any entity directly or indirectly controlled by Prison Realty to effect such repurchase, redemption or retirement).

CONVERSION INTO COMMON STOCK AT THE OPTION OF THE HOLDER. Each share of Series B Convertible Preferred Stock may, at the option of its holder, be converted into shares of Prison Realty common stock during either: (i) the period of 10 business days commencing on the sixth business day after the date of issuance of the Series B Convertible Preferred Stock; or (ii) the period of 10 business days ending 90 calendar days after the date of issuance of the Series B Convertible Preferred Stock (or the first business day thereafter). For each share of Series B Convertible Preferred Stock converted into shares of Prison Realty's common stock, the holder will receive that number of shares of Prison Realty's common stock equal to the stated amount ($24.46) per share, divided by the conversion price of the shares of Series B Convertible Preferred Stock. The conversion price of the Series B Convertible Preferred Stock shall be fixed at a price equal to the average of the closing prices of Prison Realty's common stock on the NYSE for the 10 consecutive trading days ending one day prior to the applicable conversion period; provided, however, that the conversion price used to determine the number of shares of Prison Realty's common stock issuable upon conversion of the Series B Convertible Preferred Stock shall not be less than $1.00. In the event that the average closing price during the 10 day trading period is less than $1.00 per share, then the number of shares of common stock issuable upon conversion shall be completed on the basis of such $1.00 per share floor price.

        During: (i) any period in which shares of Series B Convertible Preferred Stock may be converted into Prison Realty common stock; or (ii) any period during which the conversion price of shares of Series B Convertible Preferred Stock is being determined, Prison Realty may not declare a dividend or make a distribution on the outstanding shares of Prison Realty's common stock, in either case, in shares of Prison Realty's common stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Prison Realty's common stock into a greater or lesser number of shares of common stock.


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REDEMPTION AT THE OPTION OF PRISON REALTY. At any time or from time to time commencing six months following the date which is the later of: (i) the third anniversary of the issuance of the Series B Convertible Preferred Stock; or (ii) the date which is the 91st day following the repayment in full of Prison Realty's 12% senior notes, due June 2006, Prison Realty shall have the right, at its sole option and election, to redeem, out of funds legally available therefor, all, or a portion, of the outstanding shares of Series B Convertible Preferred Stock. Prison Realty may redeem the shares of Series B Convertible Preferred Stock at a cash price per share equal to the stated amount ($24.46) per share, plus any accrued but unpaid dividends. If less than all shares of Series B Convertible Preferred Stock outstanding at the time are to be repurchased by Prison Realty, the shares of series B convertible preferred stock to be repurchased shall be selected pro rata; provided, however, that in the event that less than 10% of the number of shares of Series B Convertible Preferred Stock originally issued are then outstanding, Prison Realty shall be required to repurchase all of such outstanding shares if it elects to repurchase any shares.

VOTING RIGHTS. Holders of the Series B Convertible Preferred Stock will not have any voting rights, except as set forth below or as required by law.

        Whenever dividends on any shares of Series B Convertible Preferred Stock shall be in arrears for six quarterly periods, such holders of such shares of Series B Convertible Preferred Stock (voting separately as a class with all other series of preferred stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends or on liquidation upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of Prison Realty at a special meeting called by the holders of record of at least 20% of the outstanding shares of Series B Convertible Preferred Stock or the holders of shares of any other series of preferred stock ranking on a parity with the Series B Convertible Preferred Stock so in arrears or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Convertible Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or authorized and a sum sufficient for the payment thereof is set aside for payment in full.

        The above voting provisions will not apply if all outstanding shares of Series B Convertible Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited or set aside to effect such redemption.

EFFECT OF CONSOLIDATION OR MERGER UPON CONVERSION OF SERIES B CONVERTIBLE PREFERRED STOCK. In the event of: (i) any capital reorganization or reclassification of Prison Realty common stock; (ii) any consolidation, share exchange or merger of Prison Realty with or into another entity; or (iii) any sale or conveyance to another entity of all or substantially all of the property of Prison Realty, each share of series B convertible preferred stock will thereafter not be convertible into shares of Prison Realty's common stock issuable immediately prior to the completion of such transaction. Instead, each share of Series B Convertible Preferred Stock will be convertible into the kind and amount of shares of stock and other securities and property receivable in the transaction by a holder of that number of shares of Prison Realty's common stock into which one share of Series B Convertible Preferred Stock was convertible immediately prior to the transaction.


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ABILITY TO RECEIVE PREFERENTIAL CASH PAYMENT UPON LIQUIDATION. Upon the
occurrence of an event of liquidation or dissolution of Prison Realty (which shall not include a merger, consolidation or other business combination involving Prison Realty), the holders of the shares of Series B Convertible Preferred Stock will be entitled to receive, on a parity with holders of Prison Realty's preferred stock ranking on a parity with the series B convertible preferred stock, a liquidating distribution per share, out of assets legally available for distribution to stockholders, equal to the stated amount ($24.46) per share, plus any accrued but unpaid dividends.

        After payment of the full amount of the greater of the amounts above, the holders of shares of Series B Convertible Preferred Stock will not be entitled to any further participation in any distribution of assets of Prison Realty. If, upon any liquidation, dissolution or winding up of Prison Realty, the available assets of Prison Realty are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Convertible Preferred Stock and upon all outstanding shares of Prison Realty's capital stock ranking on a parity with the shares of series B convertible preferred stock, then the holders of shares of the Series B Convertible Preferred Stock and such parity stock will share equally and ratably in any distribution of assets of Prison Realty.

ITEM 2. EXHIBITS.


Exhibit
Number        Description of Exhibits
------        -----------------------
3.1           Articles Supplementary to the Charter of Prison Realty
              setting forth the terms of the Series B Cumulative Convertible
              Preferred Stock.

4.1           Specimen of certificate representing the shares of Series B
              Cumulative Convertible Preferred Stock.

*99.1 Prison Realty press release, dated September 5, 2000, announcing the declaration of the 1999 REIT dividend.

 99.2 Prison Realty press release, dated September 25, 2000, announcing the distribution of the 1999 REIT dividend.


-----------------
* Incorporated by reference to the exhibit filed with Prison Realty's Form 8-A dated September 8, 2000.




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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: September 26, 2000            PRISON REALTY TRUST, INC.



                                    By: /s/ John D. Ferguson
                                        ----------------------------------------
                                    Its: Chief Executive Officer, President and
                                         Chief Financial Officer
                                         ---------------------------------------




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EXHIBIT LIST


Exhibit
Number        Description of Exhibits
------        -----------------------
3.1           Articles Supplementary to the Charter of Prison Realty
              setting forth the terms of the Series B Cumulative Convertible
              Preferred Stock.

4.1           Specimen of certificate representing the shares of Series B
              Cumulative Convertible Preferred Stock.

*99.1 Prison Realty press release, dated September 5, 2000, announcing the declaration of the 1999 REIT dividend.

 99.2 Prison Realty press release, dated September 25, 2000, announcing the distribution of the 1999 REIT dividend.


-----------------
* Incorporated by reference to the exhibit filed with Prison Realty's Form 8-A dated September 8, 2000.